harmony global foods

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Unapologetically Flavor Forward.

We make modern ethnic food that is vibrant, flavor forward, and rooted in tradition while pushing the limits on new and exciting taste combinations.



The Problem







Grocery Stores

Mainstream grocery store formats have changed very little since the 1960's primarily catering to American-Italian palettes.

Preservatives

Most ethnic foods are found on one aisle, are full of preservatives and made with low-quality ingredients.

Lack of Time

People are looking beyond the usual food offerings but don't have time to prepare a fresh, authentic, flavorful meal.

Our Solution

Representation

People see more of themselves, their culture and traditions, in our food.

Quality Ingredients

We empower home cooks with a head-start on meal preparation to cut cooking time without compromising flavor. Some of our carefully crafted foods are reminiscent of a savory home cooked meal, others will remind you of your favorite trendy take-out spot. Either way, our food is always flavor forward, fresh and made with reasonably priced, high quality ingredients.



Our Customers

Flavor Seekers

Ethnic food lovers are vastly under-served by grocery stores and meal kit delivery services.

Harmony Global Foods will focus exclusively on creating innovative global flavor profiles that are not easily replicated or found elsewhere.



Market Analysis

Meeting Multi-Ethnic Demand

There is enormous opportunity for retailers in the area of ethnic marketing. While grocery store revenues have reached historic highs due to the pandemic, they are still failing to provide consumers with the range of ethnic food options that reflect the diversity of the American palate.

Needs

32% of participants would pay more for a brand that understands their multi-cultural needs.

Consumers

African American, Asian and Hispanic shoppers are not finding the products they want and need in their local grocery stores.

Advertisers

A multicultural selling proposition benefits a range of consumers seeking unique flavors and products.

Retailers

There is enormous opportunity for retailers in the area of ethnic consumers based on population growth and current shopping behaviors.

Our Food

Modern Ethnic Cuisine

Our first line of products will be Asian cuisine with a southern twist. All of our meals can be prepared from kit to table in 30 minutes or less.



Red Pepper Tteokbokki



Mushroom Udon Stir Fry



Royal Tteokbokki

Future Products

House of Brands

Our future product offerings will include "soul food" from the American south, Caribbean food, and other cultural cuisines. We will also create speciality food products, including sauces and seasonings with global flavor profiles.



Oxtails



Smothered Turkey Wings



Collard Greens



Blended Spices



Hot Sauce



Starter Sauces

Who We Are

Co-Founders

Our passion for ethnic food runs deep and begins with our co-founders Christine Gregory and Terrence Williams. Christine is Korean and African American. She was raised on her father's traditional "soul food" cooking and her mother's spicy Korean dishes. Terrence is African American with strong ties to the south and is a lover of southern cuisine.

Together, their commitment to making ethnic food that is healthy, vibrant and a true reflection of their culture was the inspiration for Harmony Global Foods.



Our Team

Experience + Passion

We can't achieve our goals alone. We have an experienced team of chefs, food industry executives and marketers who not only share our passion for ethnic food, they have the expertise to bring our products to the marketplace.



Jim Griffin, EdD
Food Industry Strategy



John Robitaille, MSM
Co-Executive Coach



Chef John Csukor
Research & Development



Treeva Royes
Creative Consultant



Shannon Robbins
Marketing Consultant

Our Financials

Two-Pronged Approach

We will partner with a reputable co-packer and sell our initial products utilizing a direct to consumer (DTC) sales strategy. Once established, we will pursue a retail and wholesale sales strategy with local grocers and big-box retailers across the country. We expect to gross $301K in incremental sales the first year, derived from both DTC and retail revenues.



Sales Projections
$301,266
$1,542,219
$1,892,666
FY 2022
FY 2023
FY 2024

Our Financials

Expected Growth

Growth in years two and three will build on the success of year one through retail sales and are expected to be $1.5M and $1.9M, respectively. We have a goal of maintaining a 57% gross profit margin while utilizing reasonable operating expenses to net $675K to $843K in years 2 and 3, respectively.



Projected Annual Growth
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
FY 2022
FY 2023
FY 2024
Total Revenues
Total COGS
Total Gross Profit

Marketing

Join Us

Our marketing will showcase a full range of modern ethnic cuisine.


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Flavors that are unapologetically
tasty
LEARN MORE


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Meals that are unapologetically
bold
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OUR MEALS ARE
Modern, ethnic & full of authentic flavors
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We Know Flavor.

Our meal kits are easily customizable on our website so customers can enjoy the unique flavor combinations they desire.



See our reviews from trusted customers and more offers!
Our Products
Our Ingredients
Our Story
Choose Your Flavors
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Our products are unapologetically delicious
EXPLORE OUR FLAVORS
Our Meals
Choose the meal that fits your tastebuds. Get a variety of high-quality freshly packaged foods. Eating flavorful food has never been easier.
Select A Meal
Asian Cuisine
Red Pepper Tteokbokki
Contains spice blends and pasta with a modern flare
25 Min
Mushroom Udon Stir Fry
Contains spice blends and pasta with a modern flare
20 Min
VEGETARIAN
Royal Tteokbokki
Contains spice blends and pasta with a modern flare
30 Min
TRY OUR MEALS

harmony
global foods